AH 3-1-2004

04001918

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

UF 2-26-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 15433 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

MAIL RECEIVED FEB 26 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 SIXTH AVENUE, SUITE 1125
(No. and Street)

SEATTLE (City) WASHINGTON (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN PAULSEN (206)441-2885
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAGELIN & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2200 SIXTH AVENUE, SUITE 430 (Address) SEATTLE, (City) WASHINGTON (State) 98121 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARK HAMBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

RICHARD L. HORAK
COMMISSION EXPIRES
NOTARY
PUBLIC
11-19-05
STATE OF WASHINGTON

Signature

PRESIDENT, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KMS FINANCIAL SERVICES, INC.

## Audited Financial Statements

## Financial and Operational Combined Uniform

## Single Report – Parts III and IIA

## Independent Auditor's Report on Internal Control

## December 31, 2003

HAGELIN & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

# C O N T E N T S

**HAGELIN & ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

**(206) 441-7100**
**FAX (206) 441-5804**
**Email hagelincpa@juno.com**

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. as of December 31, 2003, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMS Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.

Hagelin & Associates

Seattle, Washington

February 5, 2004

KMS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $4,592,530 |
| Commissions receivable, net of allowance for doubtful accounts | 1,439,900 |
| Investments in common stocks and U.S. Treasury Notes, at market value | 963,489 |
| Prepaid expenses and other receivables | 15,022 |
| Advances to registered representatives | 17,852 |
| Deposits with clearing organizations | 140,000 |
| Office equipment and fine art at cost, net of accumulated depreciation of $615,359 | 180,210 |
| Deferred Federal income tax asset | 104,000 |
| | $7,453,003 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Accounts payable | $ 101,582 |
| Commissions payable | 1,165,343 |
| Payable to customers | 235,547 |
| Profit sharing contribution payable | 411,308 |
| Accrued expenses | 34,387 |
| Federal and state income taxes currently payable | 67,641 |
| Note payable to stockholder | 650,000 |
| Supplemental retirement payable | 696,908 |
| | 3,362,716 |
| Commitments and contingent liabilities | |
| Stockholders' equity: | |
| Common stock - no par value: Authorized - 50,000 shares, issued and outstanding - 13,377 shares | 260,374 |
| Retained earnings | 3,829,913 |
| | 4,090,287 |
| | $7,453,003 |

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2003

| | |
|---|---|
| REVENUES | |
| Commissions | $29,137,600 |
| Interest income | 70,624 |
| Other income | 1,585,231 |
| Total revenues | 30,793,455 |
| EXPENSES | |
| Commission expense | 26,000,811 |
| Salaries | 1,715,847 |
| Supplemental executive retirement | 58,148 |
| Payroll taxes | 129,745 |
| Employee benefits | 102,712 |
| Profit sharing plan expense | 411,308 |
| Rent | 170,527 |
| Promotion, entertainment and sales expense | 18,820 |
| Office expenses | 128,665 |
| Telephone | 28,220 |
| Research and sundry | 369,347 |
| Data processing | 36,612 |
| Repairs and maintenance | 10,592 |
| Professional fees | 105,224 |
| Business taxes | 441,550 |
| Registration fees and expenses | 92,786 |
| Insurance | 66,224 |
| Interest | 22,769 |
| Dues and subscriptions | 23,132 |
| Miscellaneous | 15,046 |
| Depreciation and amortization | 50,352 |
| Total expenses | 29,998,437 |
| INCOME BEFORE INCOME TAXES | 795,018 |
| PROVISION FOR INCOME TAXES | 268,178 |
| NET INCOME | $ 526,840 |

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2003

| | Common Stock | | Retained |
|---|---|---|---|
| | Shares | Dollars | Earnings |
| Balance - December 31, 2002 | 13,377 | $260,374 | $3,303,073 |
| Net income for the year | | | 526,840 |
| Balance - December 31, 2003 | 13,377 | $260,374 | $3,829,913 |

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003
Increase (Decrease) in Cash and Cash Equivalents

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 526,840 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 50,352 |
| (Increase) decrease in: | |
| Commissions receivable | (190,442) |
| Investments | (117,631) |
| Prepaid expenses and other receivables | (7,200) |
| Deposits with clearing organizations | (40,000) |
| Advances to registered representatives | 9,369 |
| Deferred Federal income tax asset | 1,000 |
| Increase (decrease) in: | |
| Accounts payable | (303,937) |
| Commissions payable | 90,299 |
| Payable to customers | 207,945 |
| Accrued expenses | (19,929) |
| Federal and state income taxes payable | 66,361 |
| Supplemental retirement payable | (1,852) |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | 271,175 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of office equipment and fine art | (12,778) |
| NET CASH FLOWS (USED IN) INVESTING ACTIVITIES | (12,778) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Principal payments of Note payable to stockholder | (100,000) |
| NET CASH FLOWS (USED IN) FINANCING ACTIVITIES | (100,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 158,397 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 4,434,133 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $4,592,530 |

See notes to financial statements.

KMS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

## 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY - The Company is a NASD Registered Broker and Dealer selling securities and insurance products through registered representatives in the Western United States. Commissions revenues are generated predominantly from the sale of mutual fund shares, general securities and variable annuities.

INCOME RECOGNITION - Securities transactions and the commission revenue and expense are recorded in the accounts on a trade date basis.

INCOME TAXES - Deferred Federal income taxes are provided when income, related to carrying investments at market value, and expenses, principally supplemental executive retirement program expenses accrued for financial statement purposes not deductible for tax purposes until paid, are recognized in different years for tax and financial statement purposes. No valuation allowances have been recorded to offset deferred tax assets recorded by the Company.

FIXED ASSETS AND DEPRECIATION - Office equipment and fine art are stated at cost. Office equipment is depreciated over its estimated economic life, ranging from five to seven years and is computed on the straight-line and accelerated methods. Fine art is depreciated on the straight-line method over its estimated economic lives of twenty to fifty years.

INVESTMENTS - Investments in common stocks and U.S. Treasury Notes are carried at fair market value based upon quoted market prices.

ESTIMATES AND ASSUMPTIONS - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

## 2. CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include cash and those short-term, highly liquid investments with original maturities of three months or less.

Cash and cash equivalents at December 31, 2003 consist of the following:

| | |
|---|---|
| General funds | $ 361,503 |
| Cash segregated in compliance with Federal and other regulations | 252,888 |
| Cash segregated in compliance with agreements with registered representatives (Note 5) | 397,42 |
| Investments in money market funds | 3,580,697 |
| | $4,592,530 |

Supplemental disclosures for the statement of cash flows include cash paid during the year for:

| | |
|---|---|
| Interest | $ 22,769 |
| Income taxes (Note 7) | $200,818 |

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $3,525,493 and net capital required under the Rule was $250,000. The Company's aggregate indebtedness to net capital ratio was 0.95 to 1.

The net capital rules may effectively restrict the payment of cash dividends.

## 4. SUPPLEMENTAL EXECUTIVE RETIREMENT PROGRAM

The Company maintains a supplemental executive retirement program covering an employee that provided for monthly benefits of $5,000 commencing in 1998. The Company's policy is to not fund the liability. The unfunded accumulated benefit obligation is reflected in the accompanying financial statements as supplemental retirement payable.

5. COMMITMENTS

The Company leases office premises and equipment under noncancelable operating leases. The Company is obligated under an equipment lease for rental payments covering office supplies provided under the operating lease. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003:

| Year ending December 31, | |
|---|---|
| 2004 | $158,892 |
| 2005 | 29,772 |
| 2006 | 29,772 |
| 2007 | 4,962 |
| Total minimum payments required | $223,398 |

The Company's rental expense, under operating leases, was $170,527 during 2003.

The Company has received payments from registered representatives, and maintains the funds to supplement professional liability insurance programs as necessary. The Company, and appointed registered representatives are responsible for administration of funds.

The Company is obligated to purchase, from certain stockholder's estates, the estate's common stock at a purchase price per share determined by formula. Additionally, the Company is obligated to purchase shares from certain terminated employees.

The Company maintains life insurance on certain stockholders. Proceeds from these life insurance policies are to be used to redeem common stock from the estate, with balances generally payable over five years at prime rates less one percent.

6. NOTE PAYABLE TO STOCKHOLDER

A note payable to a stockholder from the redemption of a portion of the stockholder's common stock, calls for quarterly principal payments of $25,000 plus interest at a bank's prime lending rate (4.00% at December 31) less one percent through June 2010.

## 6. NOTE PAYABLE TO STOCKHOLDER (continued)

The note payable contains certain covenants, the most restrictive of which provide that the note payable is currently due on certain triggering events including:

1. Substantially altering the existing Company management;
2. Substantially altering the existing capital or debt structure; or
3. Substantially altering the existing Company ownership.

Maturities of the note payable to stockholder are as follows:

| Year ending December 31, | Amount |
|---|---|
| 2004 | $100,000 |
| 2005 | 100,000 |
| 2006 | 100,000 |
| 2007 | 100,000 |
| 2008 | 100,000 |
| Thereafter | 150,000 |
| | $650,000 |

## 7. INCOME TAXES

The Company's provision for income taxes consist of the following components:

| | |
|---|---|
| Currently payable | $267,178 |
| Deferred tax | 1,000 |
| | $268,178 |

The Company's deferred Federal tax asset represents the tax effects of deductible temporary differences in reporting compensation and retirement benefits under terms of the supplemental executive retirement program covering an officer.

The Company's deferred Federal income tax payable represent the tax effects of taxable temporary differences in carrying investments in common stocks and U.S. Treasury Notes at fair market value for financial presentation purposes. The net deferred Federal income tax asset includes the asset, net of the payable.

The Company's provision for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary difference results from providing for state income taxes.

## 8. EMPLOYEE PENSION AND PROFIT SHARING PLAN

The Company's employees are participants in a pension and profit sharing plan revised effective January 1, 2002. The plan covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. Contributions of $411,308 (including $50,920 of required minimum contributions) were authorized by the Board of Directors for 2003. The Company is obligated for contributions to the pension plan of three percent of eligible compensation, as defined, on an annual basis. The Company funds plan contributions as incurred.

## 9. CONTINGENT LIABILITIES

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $100,000. Additionally, investments in money market funds are not secured.

**HAGELIN & ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

**(206) 441-7100**
**FAX (206) 441-5804**
**Email hagelincpa@juno.com**

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the accompanying financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 5, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 15 - 25 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the United States of America auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hagelin & Associates

Seattle, Washington

February 5, 2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

**(Financial and Operational Combined Uniform Single Report)**

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16  2) Rule 17a-5(b) [ ] 17  3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19  5) Other [X] 26 RULE 17a-5(d)

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC. [13]

SEC FILE NO.: 8-15433 [14]

FIRM I.D. NO.: 01-03866 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2200 SIXTH AVENUE, SUITE 1125 [20]
(No. and Street)

SEATTLE [21] WASHINGTON [22] 98121 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/03 [24]

AND ENDING (MM/DD/YY): 12/31/03 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

KEN PAULSEN [30]

**(Area Code) — Telephone No.** (206)441-2885 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

| | | OFFICIAL USE | |
|---|---|---|---|
| | 32 | | 33 |
| | 34 | | 35 |
| | 36 | | 37 |
| | 38 | | 39 |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [XX] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [XX] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23RD day of FEBRUARY 20 04

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

**Persons who respond to the collection of information contained in this *form are not required to respond unless the form displays a currently valid* OMB control number.**

SEC 1696 (02-03)

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

HAGELIN & ASSOCIATES [70]

ADDRESS

| 2200 SIXTH AVENUE, #430 [71] | SEATTLE [72] | WASHINGTON [73] | 98121 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

**FOR SEC USE**

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. N 3 [100]

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-15433 [98]
Consolidated [198]
Unconsolidated X [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 361,503 | 200 | | | $ 361,503 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | | 295 | | | | |
| B. Other | 1,439,900 | 300 | $ | 550 | 1,439,900 | 810 |
| 3. Receivable from non-customers | 252,888 | 355 | | 600 | 252,888 | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | 4,409,920 | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 531,708 | 424 | | | | |
| E. Spot commodities | | 430 | | | 4,941,628 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ ____ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ ____ [150] | | | | | | |
| B. Other securities $ ____ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ ____ [170] | | | | | | |
| B. Other securities $ ____ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ ____ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 180,210 | 680 | 180,210 | 920 |
| 11. Other assets | 140,000 | 535 | 136,874 | 735 | 276,874 | 930 |
| 12. TOTAL ASSETS | $ 7,135,919 | 540 | $ 317,084 | 740 | $ 7,453,003 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/03

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

#### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] 13 | $ [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other | 10 1,165,343 [1115] | [1305] | 1,165,343 [1540] |
| 15. Payable to non-customers | 235,547 [1155] | [1355] | 235,547 [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | 1,311,826 [1205] | [1385] | 1,311,826 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | 650,000 [1210] | | 650,000 [1690] |
| B. Secured | [1211] 12 | [1390] 14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | [1400] | [1710] |
| 1. from outsiders 9 $ [970] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
| 1. from outsiders $ [1000] | | | |
| 2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $3,362,716 [1230] | $ [1450] | $3,362,716 [1760] |

#### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole Proprietorship | | 15 $ [1770] |
| 22. Partnership (limited partners) | 11 ($ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | 260,374 [1792] |
| C. Additional paid-in capital | | [1793] |
| D. Retained earnings | | 3,829,913 [1794] |
| E. Total | | 4,090,287 [1795] |
| F. Less capital stock in treasury | | 16 ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $4,090,287 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $7,453,003 [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/03

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 4,090,287 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | [19] ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | 4,090,287 | 3500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 4,090,287 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | [17] $ 317,084 | 3540 | | |
| B. Secured demand note delinquency | | 3590 | | |
| C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 317,084 ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | [20] $ 3,773,203 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| A. Contractual securities commitments | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | [18] | 3735 | | |
| 2. Debt securities | 88,198 | 3733 | | |
| 3. Options | | 3730 | | |
| 4. Other securities | 159,512 | 3734 | | |
| D. Undue Concentration | | 3650 | | |
| E. Other (List) | | 3736 | ( 247,710 ) | 3740 |
| 10. Net Capital | | | $ 3,525,493 | 3750 |

[30]

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/03

### COMPUTATION OF NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. Minimum net capital required ($6\frac{2}{3}$% of line 19) | $ 224,159 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 250,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ 250,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ 3,275,493 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) 22 | $ 3,189,221 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ 3,362,716 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit 21 | $ | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 18. Total aggregate indebtedness | | | $ 3,362,716 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % 0.95 TO 1 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % N/A | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | |
|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ N/A | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23 | $ | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | 3760 |
| 24. Excess capital (line 10 less 23) | $ | 3910 |
| 25. Net capital in excess of the greater of: | | |
| A. 5% of combined aggregate debit items or $120,000 | $ | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 24 010103 [3932] to 123103 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

| | | | |
|---|---|---|---|
| **REVENUE** | | | |
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ 1,333,868 | 3935 |
| b. Commissions on listed option transactions | 25 | | 3938 |
| c. All other securities commissions | | 6,600,824 | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 61,996 | 3952 |
| 4. Profit (loss) from underwriting and selling groups | 26 | | 3955 |
| 5. Revenue from sale of investment company shares | | 15,656,800 | 3970 |
| 6. Commodities revenue | | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 6,001,834 | 3975 |
| 8. Other revenue | | 1,138,133 | 3995 |
| 9. Total revenue | | $30,793,455 | 4030 |
| **EXPENSES** | | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | 1,487,745 | 4120 |
| 11. Other employee compensation and benefits | | 921,115 | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| 13. Interest expense | | 22,769 | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | | |
| 14. Regulatory fees and expenses | | 92,636 | 4195 |
| 15. Other expenses | | 27,480,350 | 4100 |
| 16. Total expenses | | $30,004,615 | 4200 |
| **NET INCOME** | | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | $ 788,840 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | 28 | 262,000 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | 4338 | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | 4239 | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ 526,840 | 4230 |
| **MONTHLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | | $ N/A | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC.

For the period (MMDDYY) from 01/01/03 to 12/31/03

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 3,563,447 | 4240 |
| A. Net income (loss) | | | 526,840 | 4250 |
| B. Additions (Includes non-conforming capital of 29 | $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 4,090,287 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period 30 | $ N/A | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ N/A | 4330 |

OMIT PENNIES



SEC 1696 (02-03)

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER KMS FINANCIAL SERVICES, INC. as of 12/31/03

**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .................... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .................... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 DONALDSON, LUFKIN & JENRETTE [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .................... [4580]

CLEARING FIRM SEC #:8-17574

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |

**Total $** 36 N/A [4699]

**OMIT PENNIES**

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

# KMS FINANCIAL SERVICES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity qualified for net capital | | $4,090,287 |
| Deductions and/or charges: | | |
| A. Non-allowable assets | | |
| Property, furniture, equipment and leasehold improvements (net of accumulated depreciation) | $180,210 | |
| Other receivables and prepaid expenses | 119,022 | |
| Advances to registered representatives | 17,852 | |
| | | 317,084 |
| Net capital before haircuts on securities positions | | 3,773,203 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)): | | |
| C. Trading and investment securities | | |
| 2. Debt securities | | 88,198 |
| 4. Other securities | | 159,512 |
| Net capital | | $3,525,493 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition | | |
| Payable to brokers or dealers | | $ 235,547 |
| Accounts payable | | 101,582 |
| Accrued expenses and other liabilities | | 513,336 |
| Commissions payable | | 1,165,343 |
| Note payable to stockholder | | 650,000 |
| Deferred retirement payable | | 696,908 |
| Total aggregate indebtedness | | $3,362,716 |
| **COMPUTATION OF BASIS NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | | $224,181 |
| Minimum dollar net capital required of reporting broker or dealer | | $250,000 |
| Excess net capital | | $3,275,493 |
| Excess net capital at 1000% | | $3,189,221 |
| Ratio: Aggregate indebtedness to net capital | | 0.95 to 1 |

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(Continued)
December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2003)

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report | $3,497,563 |
| Audit adjustments increasing nonallowable assets | (279) |
| Audit adjustments decreasing (increasing) A.I. Liabilities | |
| Trade accounts payable | (2,641) |
| Federal income taxes currently payable | (3,420) |
| Accrued expenses and other liabilities | 838 |
| Audit adjustments decreasing Haircuts on securities | 33,432 |
| Net capital as computed per this schedule | $3,525,493 |

**HAGELIN & ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS
2200 Sixth Avenue, Suite 430
Seattle, WA 98121-1845

**(206) 441-7100**
**FAX (206) 441-5804**
**Email hagelincpa@juno.com**

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
KMS Financial Services, Inc.

We have audited the financial statements of KMS Financial Services, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 5, 2004. In planning and performing our audit of the financial statements and supplemental schedules of KMS Financial Services, Inc. for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KMS Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

---

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

(Continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hagelin & Associates

Seattle, Washington

February 5, 2004